                                                                                                              [JONES DAY LETTERHEAD]

August 10, 2015

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4546

Washington, D.C.  20549

Re:       Macy’s, Inc.
                        Form 10-K for the Fiscal Year Ended January 31, 2015
                        Filed April 1, 2015
                        Form 10-Q for the Quarterly Period Ended May 2, 2015
                        Filed June 4, 2015
                        File No. 1-13536

Dear Ms. Thompson:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated August 4, 2015 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.

The text of the Staff’s comments and the Company’s responses are set forth below.

Form 10-K for the Fiscal Year Ended January 31, 2015

Management’s Discussion and Analysis of Financial Condition ..., page 14

1.         We note your disclosure on page 17 of comparable sales growth for departments licensed to third parties and on an owned plus licensed basis. In a comment letter issued to you on June 10, 2014, we previously indicated that we would not object to your presentation of these measures provided that each time you present these measures, you include disclosure clearly stating that commissions from departments licensed to third parties are immaterial or quantifying such commission revenue. Although you indicated to us in a response letter dated June 12, 2014 that you would disclose, in close proximity to any presentation of these metrics, that the amounts of commission earned on licensed department sales are immaterial to your results of operations, we cannot find such disclosure in your filings and earnings releases containing these metrics. Please tell us why you have not provided the requested disclosure in your filings and earnings releases.

Response: In response to the Staff’s comment, the Company advises the Staff that the requested disclosure was included in all of the Company’s quarterly reports on Form 10-Q since the June 10, 2014 comment letter. In preparing the Company’s annual report on Form 10-K for the year ended January 31, 2015, the Company inadvertently omitted the requested disclosure. The Company advises the Staff that commissions from departments licensed to third parties continued to be immaterial for the fourth fiscal quarter and the full fiscal year ended January 31, 2015.

The Company confirms to the Staff that it will include the requested disclosure either in a footnote to the referenced metric or otherwise in close proximity to the referenced metric in all future periodic reports or earnings releases that include the referenced metric. In this regard, the Company will use language similar to the following:  “The Company believes that the amounts of commissions earned on licensed department sales are immaterial to its results of operations for the periods presented.”

Comparisons of 2014 and 2013, page 22

2.         We note your disclosure on page 22 that the company continues to “benefit from the My Macy’s localization, Omnichannel and Magic Selling strategies.” We also note your disclosure that investments in the omnichannel initiative will continue to increase. In future reports please discuss any material impacts these strategies have on the company’s results of operation. In this regard, we note your Chief Financial Officer’s remarks during the February 24, 2015 conference call that digital channel initiatives such as buy online/pickup in-store lead to “radiated sales.”

Response:  In response to the Staff’s comment, the Company confirms to the Staff that it will discuss in future reports any material impact the My Macy’s localization, Omnichannel and Magic Selling strategies are known to have on the Company’s result of operations. The Company advises the Staff that such disclosure stating that the Company “continues to benefit from the successful execution of the My Macy’s localization, Omnichannel and Magic Selling strategies” makes reference to the continued implementation of strategies developed for continued growth in sales, earnings and cash flow.  The Company believes that any attempt to quantify the impact of one or any combination of such initiatives would be difficult and potentially misleading. As noted, the Company’s Chief Financial Officer may provide additional commentary on the Company’s results of operations during earnings calls, including comments on the directional impact of the strategies noted and other initiatives. The Company assesses these comments for materiality and inclusion in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Absent the existence of any material impact that warrants specific comment, the Company’s disclosures focus on material period-to-period changes in order to assist investors in understanding changes in the Company’s results of operations.

Financial Statements for the Fiscal Year Ended January 31, 2015

Note 1. Organization and Summary of Significant Accounting Policies

Loyalty Programs, page F-10

3.         We note that you have a loyalty program and recognize the estimated net amount of the rewards that will be earned and redeemed as a reduction to net sales. If, as we assume, your accounting policy is to defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed, please tell us where on your statements of income you classify the cost of the free product distributed to customers at the redemption date. Additionally, please quantify for us the loyalty program accrual as of each balance sheet date presented in your filing as well as the sales reductions and costs of free product amounts reflected in each statement of operations presented.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company recognizes the estimated net amount of rewards that will be earned and redeemed as a reduction to net sales. Prior to redemption, these rewards are classified in Accounts payable and accrued liabilities on the Company’s Consolidated Balance Sheets.  Such rewards are included in the line item “Gift cards and customer award certificates” disclosed in Note 7. Accounts Payable and Accrued Liabilities on page F-22 of the Company’s Annual Report on Form 10-K for the year ended January 31, 2015.  The overwhelming majority of these disclosed balances relate to gift cards. The reduction to net sales was approximately 0.2% of net sales for each of the years ended January 31, 2015, February 1, 2014 and February 2, 2013. The Company does not expect the reduction to net sales from its customer loyalty programs to exceed approximately 0.2% in the near term. As customers redeem rewards, the Company recognizes the sale and the method of payment is the customer’s reward certificate. The Company does not distribute free products to customers.

Note 7. Accounts Payable and Accrued Liabilities, page F-22

4.         We note that you record adjustments to the allowance for future sales returns within cost of sales. Please explain to us in more detail how you determine and record your allowance for sales returns. It is unclear to us if you are recording an adjustment for the net gross profit impact of expected returns or if you are reducing sales and cost of sales on a gross basis to reflect estimated returns. Please refer to ASC 605-15-45-1.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company estimates its allowance for future sales returns by analyzing return and exchange history for the past several years to develop an estimated percentage of sales that will be returned after the balance sheet date.  This return rate assumption is applied to the most recent sales data to estimate what amount of historic sales will be returned in future periods.  The allowance for future sales returns is the estimated gross margin on the returned merchandise.  The Company discloses in Note 1. Organization and Summary of Significant Accounting Policies — Cost of Sales on page F-10 of its Annual Report on Form 10-K for the year ended January 31, 2015 that in accordance with ASC 605-15-45-1 an estimated allowance for future sales returns is recorded and cost of sales is adjusted accordingly.  The Company adjusts cost of sales for the change in the allowance for future sales returns. The Company does not adjust sales and cost of sales on a gross basis for the allowance for future sales returns, but does reflect actual returns on a gross basis in both sales and cost of sales. When previously discussed with the Staff, the Staff has not objected to this treatment. If the Company were to adjust net sales for the change in estimated sales that will be returned after the balance sheet date, this adjustment would constitute a very small fraction of sales (approximately 0.1%).

Note 9. Retirement Plans, page F-25

5.         Please tell us the reason for the decrease in the amortization of your net actuarial loss from fiscal 2013 to 2014.

Response: In response to the Staff’s comment, the Company advises the Staff that there are two significant factors that influenced the decrease in amortization of the Company’s net actuarial loss for the pension plan that is recognized in the net periodic benefit cost.  The Company supplementally advises the Staff that the net actuarial losses at the beginning of fiscal 2014 and the beginning of fiscal 2013 were $931 million and $1,326 million, respectively (as disclosed on page F-25 of the Company’s Annual Report on Form 10-K for the year ended February 1, 2014).

The first factor is the amount of loss subject to amortization.  The minimum amortization requirement reflects a corridor based on 10% of the greater of the projected benefit obligation or the market-related value of assets.  The amount of loss subject to amortization is impacted by changes in the discount rate used to determine the present value of the benefit obligations and the expected and actual return on plan assets. The net actuarial loss subject to amortization was much higher for 2013 as compared to 2014.

The second factor that impacts the amortization recognized in the net periodic benefit cost is the amortization period. For fiscal 2013, the Company used the average remaining service period of plan participants earning such benefits for the amortization period. For fiscal 2014, the Company moved to an amortization period equal to the average remaining life expectancy of the inactive participants instead of the average remaining service period. The amortization period changed because of the announced freeze of benefits under the pension plan. The freeze of benefits caused plan participants to be considered inactive for purposes of considering the appropriate amortization period.

Form 10-Q for the Quarterly Period Ended May 2, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

6.         We note the disclosure on page 18 of your quarterly report for the period ended May 2, 2015 that you plan to open four pilot Macy’s Backstage locations in New York City. We also note that you plan to open your fourteenth Bloomingdale’s Outlet store later this year. Please tell us whether and how the off-price trend within the retail sector is likely to have an impact on future gross profits or your operating income, with a view to understanding how pricing and/or merchandizing strategies will differ with respect to these stores and the relatively profitability of these stores. For additional guidance refer to SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company currently operates over 800 store locations. The piloting of four Macy’s Backstage locations and the opening of the 14th Bloomingdale’s Outlet location are not expected to have a material impact on the Company’s consolidated results in the near term.  As the Company learns more from these businesses or decides to expand to additional locations, additional disclosures on the impact of the off-price trend and pricing and merchandise strategies, if deemed material, will be incorporated into the Company’s periodic reporting disclosures as required by Item 303(a)(3)(ii) of Regulation S-K and as discussed in SEC Release 33-8350.

7.         In future filings, to the extent material, please address the strengthening of the U.S. dollar relative to foreign currencies and the impact this trend may have on your results of operation. In this regard we note your Chief Financial Officer’s remarks during the May 13, 2015 earnings call that sales from international tourists are “down significantly” as a result of the strong U.S. dollar. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company advises the Staff that in accordance with Item 303(a)(3)(ii) of Regulation S-K in future filings, to the extent material, the Company will address any changes in the strength of the U.S. Dollar relative to foreign currencies and the impact that any trend may have on results of operations.  Currently, the Company is not at risk of currency exposure as sales are transacted in U.S. Dollars. The Company estimates that approximately 5.0% of net sales are from international tourists, and as a result any change to this small portion of net sales is not expected to have a material impact on the Company’s results of operations.

8.         Although you acquired Bluemercury, Inc. during the first quarter of fiscal 2015 and your CFO indicated during the May 13, 2015 earnings call that total sales “are being helped by” the acquisition, it does not appear that you reference Bluemercury within your results of operations discussion for the most recent quarter. Please tell us the contribution of Bluemercury to your first quarter revenues and how you determined you did not need to discuss the impact of this acquisition as part of explaining changes in your results of operations. If Bluemercury is immaterial to your consolidated results, please consider clearly conveying this message to your investors.

Response: In response to the Staff’s comment, the Company advises the Staff that Bluemercury was acquired mid-way through the first quarter of 2015 for approximately $210 million in cash. On a qualitative basis, the Company’s Chief Financial Officer indicated that total sales “are being helped by” the acquisition. However, on a quantitative basis, the actual impact of the acquisition is clearly immaterial to net sales for the quarter ended May 2, 2015.  The acquisition did not have a material impact on the Company’s results of operations for the first quarter of 2015, and as a result, the Company determined that no disclosure was necessary. The Company currently expects the results of Bluemercury to be immaterial to the Company’s consolidated results in the near term. If the impact of the acquisition becomes material, the Company will include disclosure relating to the acquisition.

*       *       *       *       *       *       *

The Company hereby acknowledges that:

•          The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-5148, or by facsimile at (214) 969-5100.

Very truly yours,

/s/ Charles T. Haag

Charles T. Haag

cc:        Mara Ransom, Securities and Exchange Commission
            Karen M. Hoguet, Macy’s, Inc.
            Joel A. Belsky, Macy’s, Inc.
            Dennis J. Broderick, Macy’s, Inc.
            Linda J. Balicki, Macy’s, Inc.
            John Atkinson, KPMG LLP